EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (SOYLAND) 1993-B1
Computation of Ratio of Margins to Fixed Charges

For the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

	2002	2001	2000	1999	1998

Net margins	$—	$—	$—	$—	$—
Add: Fixed charges	4,306,823	4,306,823	4,306,823	4,306,823	4,306,823

Margins available for fixed charges	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Fixed charges:
Interest on all debt	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Total fixed charges	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Ratio of margins to fixed charges	1.00	1.00	1.00	1.00	1.00

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